Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2025, included as Exhibit 99.1 to this Report on Form 6-K. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, or the Annual Report, on file with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, but are not limited to, statements about:

●	the ability of NLS and Kadimastem to consummate the Merger;

●	the risks that the consummation of the Merger is substantially delayed or does not occur, for example due to the failure to obtain shareholder approval;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the expected benefits of the Merger;

●	the unexpected costs related to the proposed Merger;

●	the financial and business performance of NLS, including financial projections and business metrics and any underlying assumptions thereunder;

●	changes in NLS’s and Kadimastem’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of NLS’s and Kadimastem’s business model;

●	NLS’s and Kadimastem’s ability to scale in a cost-effective manner;

●	developments and projections relating to NLS’s and Kadimastem’s competitors and industry;

●	NLS’s and Kadimastem’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	expectations regarding the time during which NLS will be an EGC under the JOBS Act;

●	NLS’s and Kadimastem’s future capital requirements and sources and uses of cash;

●	NLS’s and Kadimastem’s ability to obtain funding for their operations;

●	NLS’s and Kadimastem’s business, expansion plans and opportunities;

●	NLS’s and Kadimastem’s management and board of directors;

●	the listing of NLS’s securities on Nasdaq;

●	geopolitical risk and changes in applicable laws or regulations;

●	fluctuations in exchange rates between the foreign currencies in which NLS and Kadimastem typically do business and the United States dollar; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to the Annual Report, which was filed with the SEC, on May 16, 2025, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information included herein relating to shares or price per share reflects the 1-for-40 reverse split effected by us on September 27, 2024. Unless otherwise indicated, “we,” “us,” “our,” the “Company” and “NLS” refer to NLS Pharmaceutics Ltd. and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

Overview

We are an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex CNS disorders who have unmet medical needs.

Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable Mazindol ER to provide potential therapeutic benefits in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. Recently, we launched a preclinical program evaluating Mazindol ER as a treatment for fentanyl dependence, aiming to offer a non-opioid alternative in combating the opioid crisis.

Our DOXA platform has made significant strides. The development of AEX-41 and AEX-2 compounds showcases our dedication to addressing unmet needs in sleep-wake disorders. Preliminary studies have yielded promising results, reinforcing our confidence in these compounds’ potential to transform patient care.

NLS has no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of June 30, 2025, we have an accumulated deficit of $74.8 million.

As of June 30, 2025, our cash and cash equivalents were $3.1 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this Report on Form 6-K. Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. These factors raise substantial doubt about our ability to continue as a going concern.

Merger Agreement

In July 2024, we entered into a binding term sheet with Kadimastem, a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, whereby Kadimastem will become our wholly owned subsidiary, and Kadimastem’s shareholders will acquire an 85% interest in NLS, or the Transaction. Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem shareholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the issued and outstanding shares of the merged company and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding shares of NLS.

The business combination is anticipated to be accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with GAAP, as applicable. Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes.  Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the Board of Directors, management of the combined company, and the preexisting shareholders of Kadimastem are currently anticipated to have the majority voting rights of the combined company.

Components of Operating Results

Licensing Agreement

In February 2019, NLS entered into a license agreement or the EF License Agreement, with Eurofarma Laboratorios S.A., or Eurofarma, which provided Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to NLS’s patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement was in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances. Pursuant to the terms of the EF License Agreement, NLS was responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma was responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma would inform NLS of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data.

Upon the execution of the EF License Agreement, Eurofarma paid NLS $2.5 million. In accordance with the EF License Agreement, NLS was also entitled to receive milestone payments as well as royalties from Eurofarma. The EF License Agreement was terminated on August 28, 2024, effective as of September 30, 2024. It was mutually agreed that neither party has any claims against the other in relation to the agreement or its termination. Consequently, the deferred revenues amounting to $2,500,000 was realized as of the termination date. in the Statements of Operations and Comprehensive loss as Other income due to the termination of the EF License Agreement.

Recent Financing Agreements

Private Placements

On March 20, 2024, we entered into a securities purchase agreement, or the March Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares of the Company, 0.03 Swiss Franc (CHF) par value per share, or the Common Shares, , at a purchase price of $0.25 per share. The offering closed on March 22, 2024. In addition, pursuant to the March Purchase Agreement, the investors received unregistered warrants to purchase up to an aggregate of 3,500,000 Common Shares at an exercise of $0.25 per share in a concurrent private placement. The warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The offering resulted in gross proceeds to us of $1,750,000.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 Common Shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 Common Shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The offering generated gross proceeds of approximately $786,660.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 Common Shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. In exchange for the warrant amendment, the Company agreed to adjust the exercise price in the warrants to CHF 0.02, and following the Company increasing its authorized Common Shares, issued to the investor, pre-funded warrants to purchase up to 191,431  Common Shares.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 Common Shares and warrants to purchase an additional 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible Preferred Shares at a purchase price of $4.96 per share. The Preferred Shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible Preferred Shares starting six months after the closing and continuing as long as they own Preferred Shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the October Warrant Amendment, to amend those warrants issued by the Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders, or the Existing Warrants. The October Warrant Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the October Warrant Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders pre-funded warrants to purchase up to 136,648 Common Shares, or the October Pre-Funded Warrants. Each October Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The October Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the October Pre-Funded Warrants are exercised in full.

On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 Common Shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On December 4, 2024, we entered into a securities purchase agreement with an accredited investor, providing for the issuance in a private placement offering of 322,580 registered Common Shares, at a purchase price of $3.10 per common share, for aggregate gross proceeds of up to $1 million. The offering was structured in two tranches, with the first tranche of $500,000 closing in January 2025 following shareholder approval. The proceeds from the offering were intended to support our general corporate purposes and our proposed Merger with Kadimastem. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. As of October 3, 2025, the condition for the second tranche has not yet occurred. The Company uses and intends to further use the net proceeds from the offering for working capital and general corporate purposes.

On March 27, 2025, we entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 1,212,122 Preferred Shares with a conversion price of $1.65 per share, as well as warrants to purchase 787,880 Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $2 million. The March 2025 Offering initially closed on March 28, 2025. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. On June 26, 2025, we executed an amendment, or the Amendment, to the March 2025 SPA.

Pursuant to the terms of the Amendment, the investors agreed to purchase preferred participation certificates, or PPCs, in lieu of Preferred Shares with the same rights and privileges as the Preferred Shares. Pursuant to the terms of the Amendment, the Company agreed to issue 568,278 PPCs and 37,783 Preferred Shares, as well as warrants to purchase 393,939 Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $1 million. The second closing occurred on June 27, 2025.

In addition, on June 26, 2025, the Company and Alpha Capital Anstalt, or Alpha, entered into a side letter pursuant to which the Company agreed to issue Alpha pre-funded warrants to purchase 485,000 Common Shares in lieu of the Company’s prior agreement, contained in the March 2025 SPA, to issue Alpha 435,000 Preferred Shares (or their equivalent) to compensate Alpha for certain price protection issuances and registration obligations.

The initial and second closings of the March 2025 Offering resulted in aggregate gross proceeds to the Company of $3 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, the Company entered into a common shares purchase agreement with Alpha (the “Facility SPA”), relating to a committed equity facility. Pursuant to the Facility SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of the Common Shares, subject to certain conditions and limitations set forth in the Facility SPA.

Upon the initial satisfaction of the conditions to Alpha’s obligation to purchase Common Shares set forth in the Facility SPA, or the Commencement, including that a registration statement registering the resale by Alpha of the Common Shares under the Securities Act that may be sold to it by the Company under the Facility SPA is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Alpha to purchase up to a specified maximum amount of Common Shares as set forth in the Facility SPA by delivering written notice to Alpha prior to the commencement of trading on any trading day. The purchase price of the Common Shares that the Company elects to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the Common Shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase Common Shares under the Facility SPA.

In connection with the execution of the Facility SPA, the Company agreed to issue a pre-funded warrant to purchase $250,000 in Common Shares to Alpha as consideration for its irrevocable commitment to purchase the Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

A. Operating Results

Operating Expenses

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited interim condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf as well as expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of June 30, 2025, we had tax loss carryforwards totaling $54.6 million. It is not likely that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.1% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements included elsewhere in this Report on Form 6-K. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2025 and 2024

	For the Six Months Ended June 30,
	2025	2024
Research and development expenses	$142,083	$271,350
General and administrative expenses	1,637,132	1,782,142
Merger transaction costs	420,289	–
Operating loss	(2,199,504)	(2,053,492)
Other income (expense), net	(20,782)	104,643
Interest on related party loans	(385)	(86,985)
Net loss	$(2,220,671)	$(2,035,834)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024

Pre-clinical development	$29,417	$27,221
Clinical development	–	(4,017)
Clinical manufacturing costs	–	808
Staff costs	–	4,671
Share compensation expense	–	(3,569)
Subcontractors	62,666	76,236
Other, Licenses	50,000	170,000
Total	$142,083	$271,350

Our research and development expenses totaled $142,083 for the six months ended June 30, 2025, representing a decrease of $129,267, or 47.6%, compared to $271,350 for the six months ended June 30, 2024. This decrease was primarily due to delayed liquidity events and subsequent change in strategy, as we drastically reduced R&D costs and activities, terminated subcontractor and other R&D agreements. During the six months ended June 30, 2025, we continued to allocate our R&D resources to pre-clinical development of the DOXA program and to activities under our license with Aexon Labs Inc., or Aexon. As previously disclosed, on March 19, 2024, we entered into an exclusive license agreement with Aexon, pursuant to which we were obligated to make an upfront payment of $170,000 by March 31, 2024.

General and Administrative Expenses

Our general and administrative expenses totaled $1,637,132 for the six months ended June 30, 2025, representing a decrease of $145,010, or 8.1%, compared to $1,782,142 for the six months ended June 30, 2024. This reduction was primarily attributable to decreases in insurance costs related to directors’ and officers’ insurance coverage for members of our board of directors and senior management, as well as reductions in accounting services, staff, rent, legal counsel, marketing and communication costs, and travel expenses.

Merger transaction costs

Our Merger transaction costs totaled $420,289 for the six months ended June 30, 2025 compared to $0 for the for the six months ended June 30, 2024. These costs were primarily attributable to increase in legal counsel, audit and accounting fees related to the ongoing Merger transaction.

Operating Loss

As a result of the foregoing, our operating loss totaled $2,199,504 for the six months ended June 30, 2025, representing an increase of $146,012, or 7.1%, compared to $2,053,492 for the six months ended June 30, 2024.

Other Income /Expense, net

Other income consists of exchange rate differences. We recognized other expense of $20,782 for the six months ended June 30, 2025, representing a decrease of $104,643, or 119.9%, compared to income of $104,643 for the six months ended June 30, 2024. The increase in income was mainly attributable to favorable exchange rate differences.

Interest Expense

Interest expense consists of interest on notes payable, imputed interest, and interest on related-party short-term loans. Interest expense was $385 for the six months ended June 30, 2025, compared to $86,985 for the six months ended June 30, 2024, a decrease of $86,600, or 99.5%. The decrease reflects the lack of debt in the current period, as the Company paid its directors’ and officers’ (D&O) insurance policy in full during 2025 and had no related-party notes outstanding, whereas in the prior-year period the policy was financed through short-term notes payable and related party notes were converted in October 2024.

Net Loss

As a result of the foregoing, our net loss totaled $2,220,671 for the six months ended June 30, 2025, representing an increase of $184,837, or 9.1%, compared to $2,035,834 for the six months ended June 30, 2024.

Net Loss attributable to common shareholders

Our net loss attributable to holders of NLS Common Shares for the six months ended June 30, 2025 was $4,192,877 and for the six months ended June 30, 2024 was $2,035,834. The increase resulted from a deemed dividend totaling $1,845,839 for the incremental value from the modification of various warrants’ exercise price and the fair value of the make whole shares issued in connection with execution of March 2025 SPA and accrued dividends on preferred share of $126,367.

B. Liquidity and Capital Resources

Overview

As of June 30, 2025, we had $3,072,376 in cash and cash equivalents.

The table below summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024

Net cash used in operating activities	$(2,073,801)	$(1,530,498)
Net cash provided by financing activities	3,480,782	1,185,576
Effect of exchange rate changes on cash and cash equivalents	–	-

Net decrease in cash and cash equivalents	$1,406,981	$(344,922)

Operating Activities

Net cash used in operating activities was $2,073,801 for the six months ended June 30, 2025, representing an increase of $543,303, or 35.5%, compared with net cash used in operating activities of $1,530,498 for the six months ended June 30, 2024. The change in cash used in operating activities for the six months ended June 30, 2025 was due to our reporting a net loss of $2,220,671 for the six months ended June 30, 2025, representing an increase of $184,837, or 9.1%, compared with a net loss of $2,035,834 for the same period in 2024, driven primarily by (i) a $129,267 reduction in research and development costs for the six months ended June 30, 2025, (ii) a $145,010 reduction in general and administrative expenses for the six months ended June 30, 2025 and (iii) a $420,289 increase in merger transaction costs for the six months ended June 30, 2025.

Financing Activities

Net cash provided by financing activities of $3,480,782, for the six months ended June 30, 2025, consisted of $3,300,000 of net proceeds from the issuance of common shares in private placement offerings and proceeds from exercise of common share warrants of $182,782. Net cash provided by financing activities of $1,185,576, for the six months ended June 30, 2024, consisted of $1,380,291 of net proceeds from the issuance of common shares and on the note payable of $194,715. While the 2025 financings strengthened our liquidity position, our existing cash resources are not sufficient to fund operations for a period of one year from the date of issuance of these financial statements. Accordingly, we will need to raise additional capital through equity or debt financings, strategic collaborations, or other arrangements in order to continue to fund operations. See “Recent Financing Agreements” above for additional details of these transactions.

Current Outlook

During the six months ended June 30, 2025, our operations have been primarily financed through the proceeds from the sale of our Common Shares, preferred shares and warrants. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of June 30, 2025, our cash and cash equivalents was $3,072,376. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the date of issuance of our financial statements for the six month ended June 30, 2025. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. We have completed various private financing rounds, a significant debt conversion and forgiveness agreement that contained numerous vendor buy-outs, and have identified a merger opportunity. However, our future viability depends on our ability to raise capital and extend payment terms with third-party creditors to support our on-going operations and long-term business objectives.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, while the short term loans were granted in Swiss francs, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the six months ended June 30, 2025, approximately 38.7% of our expenses were denominated in CHF and 5.3% in EUR, respectively. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 7.9% and 3.9%, respectively. However, these historical figures may not be indicative of future exposure.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the six months ended June 30, 2025, pursuant to those programs, please see “Operating Results— Operating Expenses— Research and Development Expenses,” and “Results of Operations— Comparison of the six months ended June 30, 2025, and June 30, 2024 — Research and Development Expenses.”

D. Critical Accounting Estimates

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods.

A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in our Annual Report.

Research and Development

Costs for research and development, or R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgement is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized, and a full valuation allowance is therefore recognized.

Deferred Offering Costs – Equity Line of Credit

Deferred offering costs consist of legal, accounting, commitment fees, and other professional fees directly related to anticipated equity financings. Such costs are capitalized until the related equity issuance is completed, at which time they are recorded as a reduction of the offering proceeds. If the planned equity issuance is abandoned or the facility expires without utilization, the costs are expensed in the period of termination.

As of June 30, 2025, the Company had recorded $296,154 in deferred offering costs related to the establishment of its equity line of credit, which had not yet been utilized. The Company had no deferred offering costs outstanding as of June 30, 2024